Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

November 26, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account R
      The Lincoln National Life Insurance Company
File No: 333-281743; 811-08579; CIK: 0001051932
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® SVUL/Lincoln AssetEdge® SVUL-No Indexed Accounts

Dear Mr. Zapata:

This letter is in response to the comments received by telephone November 26, 2024.  The prospectus for Lincoln AssetEdge® SVUL is blacklined to reflect the changes requested.

1.	Lincoln Survivorship LifeAssure Accelerated Benefits Rider – (p. 39) . Please change “initial cap” to Administrative Fee. Along with rewording the sentence.

Response: As requested, we have revised the sentence to read as follows:     While there is no charge for this Rider, there is an Administrative Fee charged.  It is deducted upon the first monthly benefit payment of the benefit period for chronic illness or from each annual lump sum benefit payment for chronic and terminal illness.

Corresponding changes will be applied to the Lincoln AssetEdge®  SVUL-No Indexed Accounts and the ISP of the registration statement, as applicable.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Brittany S. Speas

Brittany S. Speas